FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on February 18, 2014 after the announcement of Registrant's results for the fourth quarter and full year 2013.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 19, 2014	By: /s/ Alon Levy
Alon Levy
VP General Counsel

Gilat’s Fourth Quarter and Full Year 2013 Conference Call Script
February 18, 2014

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat fourth-quarter and year end 2013 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. For Operator assistance during the conference, please press *0. As a reminder, this conference is being recorded February 18, 2014

I would now like to turn over the call to Phil Carlson from KCSA Strategic Communications to read the safe harbor. Phil, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR

Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's fourth quarter and year end 2013 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, February 18th, until February 20th, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you Phil and good day everyone. I would like to begin by providing a high-level overview of the fourth quarter and year end results, and then discuss some of the advancements we have made this quarter. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

2013 was a challenging year for Gilat. We were fighting sequestration and budget cuts in the Department of Defense and we had delays in a few key projects.

On the positive side, we believe that the achievements we made in 2013 have laid the foundation for a successful 2014, and beyond. We continued to invest in our technology and launch new products.

In our Commercial Division, we launched SkyEdge II-c, a new scalable platform for Ka and Ku-band Internet access. In our Defense Division, we launched a new compact Ka-band matchbox mini BUC, one of the industry’s smallest and most reliable units.

We continued to strengthen our position in the market for broadband Internet access partnering with SBBS and THAICOM and we are close to finishing the implementation of 48,000 sites at NBN Co.

During the year, we also completed the sale of our Spacenet subsidiary to SageNet, enabling us to better focus on our core business. As such, Spacenet’s operational results are classified as discontinued operations and the results presented today are excluding Spacenet numbers.

We also closed two very significant deals in Colombia and Peru toward the end of the year totaling around $130 million in business. In total, we signed 36 new customers this year. We expect they will provide us with a solid foundation for continued growth.

In 2013, we reduced costs and streamlined operations within the company. We implemented changes across our organizational structure that have unified cross company processes and IT infrastructure while reducing headcount worldwide. We expect to start seeing the impact of these reductions in the first quarter of 2014.

Backlog in all divisions increased as compared to last year. We finished the year with a significantly higher backlog totaling $228 million. Our cash position has also improved significantly, from $67.4 million at the end of 2012 to $86.8 million at the end of 2013, with $50.9 million net cash.

In terms of financial performance, our revenues for the full year 2013 were $234.9 million. EBITDA reached $16.3 million or 6.9% of revenues for 2013. On a non-GAAP basis, our operating income for the full year 2013 was $4.4 million.

Yaniv will discuss the financials and what we have achieved more in detail.

I will now discuss some of our business highlights for the quarter, and why our achievements in 2013 provide us with a solid footing into 2014.

Let’s start with our Commercial Division.

I will begin with an overview of our strategic focus for delivering Broadband Internet Access for consumers and enterprises.

At NBN Co in Australia we have received orders for all 48,000 sites and as I mentioned previously, we are close to finishing the implementation. We are happy to report that we have met all KPIs every month with less than two minutes of outage per month, and network throughput of over 1.6Gbps.

As we noted in the Q3 conference call, the Australian government has shown interest in continuing to provide support for NBN satellite services going forward. The decision has yet to be taken as to whether to extend beyond the 48,000 sites. Notwithstanding, we will continue to see operating revenues from ongoing network operations.

In Europe, we continue to support the SES Broadband Service, SBBS. As of the end of the fourth quarter we have delivered over 17,000 CPE units and are working with half a dozen ISPs across Western Europe. We expect this business to continue to grow as SES will be launching a new satellite and we expect to sign up additional ISPs.

Our strategic partnership with THAICOM, Asia’s leading satellite operator, continues to move forward. As we recently announced, THAICOM has launched its fast Internet connectivity service, powered by Gilat’s SkyEdge II-c. This service launch will provide customers across the Asia-Pacific region with an integrated solution comprising of Gilat’s SkyEdge II-c VSAT satellite ground equipment and Thaicom4’s (IPSTAR) high throughput satellite (HTS).

We will continue to strengthen our partnerships with SBBS and THAICOM and we expect to announce additional partnership agreements in the near term. We have an increasing pipeline of potential business with HTS satellite operators and are optimistic that we will see growth in this area.

In support of the growing HTS opportunity, we continue to develop new products. In the coming weeks, we will be launching our new SkyEdge II-c Capricorn high performance satellite router. This compact high-throughput VSAT, is designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and small businesses.

We continue to penetrate new regions with SkyEdge II-c and during the quarter, we closed our first sales of SkyEdge II-c HUBS and VSATs in Russia and in Asia.

Now let’s discuss our enterprise business. We continued to secure additional customers and expand existing relationships for other commercial projects during the quarter.

In South America, as we announced in October, Gilat was awarded a project valued at over $12M from Entel Bolivia. Bolivia’s largest operator chose SkyEdge II for the government’s national digital inclusion initiative.

During the quarter we were awarded an additional 1200 sites in the 'SCT 10K' project in Mexico. This service is a Ministry of Communication and Transportation initiative to provide thousands of rural classrooms and government offices with satellite-based broadband Internet connectivity.

In Brazil, we have started the implementation of a rural telephony turnkey solution for one of the largest telecommunications companies in Brazil. We expect to see additional orders from this project as the implementation continues during 2014.

Looking at the Asia Pacific region, in Southeast Asia, we are working with a new partner, who is the main contractor for the modernization of an Air Traffic Control system. We have also closed an expansion deal with CPT Vietnam Post, to expand their existing network.

In Africa, we have closed a significant deal with our long time customer Inatel Angola for an expansion of their existing turnkey system.

I now want to say a few words about enabling cellular service to underserved areas.

This is a growing market where we believe there is an increasing opportunity. This has led us to start providing solutions for small cell over satellite designed specifically for rural areas with populations as low as several thousand people. According to the NSR analyst group, the small cell market is expected to grow from 9,400 units and $106 million in 2012 to around 28,400 units and $307 million in 2022.

In the past, we have successfully provided cellular backhaul solutions to rural areas, and we will continue to do so. In fact, in the quarter we closed an additional backhaul deal in Africa together with Huawei.

Now, to support our penetration into the small cell market, we have recently announced the availability of CellEdge, a small cell over satellite solution. CellEdge provides operators with significantly reduced capital and operating expenditures, enabling them to provide cost-effective 2G and 3G cellular services to unserved areas. It delivers high bandwidth efficiency and transmission power, with very low power consumption, making it a viable solution for operators to provide cellular services to even the most outlying areas where solar energy is a necessity.

In fact, we have already closed two small cell deals. The first, a 2G small cell project in Africa, already has its first implemented site and is carrying traffic. The second is a recently installed 3G small cell project providing cellular services for a village of around 15,000 people in Africa. We see good potential for this growing market.

The business models will vary and may include some participation in traffic revenues in addition to equipment and installation services. As an example, as we discussed previously, the Peruvian Congress recently passed a law that will enable Mobile Virtual Network Operators (MVNO) and Rural Mobile Infrastructure Operators (OIMR) to provide services. Gilat Peru is well positioned to provide services as a Mobile Virtual Network Enabler (MVNE) as well as to operate as a Rural Mobile Infrastructure Operator (OIMR). The law is currently with the Ministry of Transport and Communications and the Regulatory Agency for implementation. The regulations are expected to be completed this year and then we will be able to start working in this area.

We now turn our attention to the Defense Division

We have seen improvement in the Defense Division during the quarter as evidenced by the new deals we have closed. We also continued to provide our on-the-move antennas and BUCs to leading U.S. system integrators and to leading defense and security organizations in the international markets.

Looking ahead to 2014, there are fewer budgetary uncertainties as compared to 2013. While budgets have been reduced, budgets seem to favor programs of record that we are targeting in support of ISR and Special Forces, which require compact, lightweight, anywhere, anytime communication for soldiers and vehicles. We expect that this trend will lead to increased demand for our defense solutions.

In support of the growing market potential, we are continuing to work on new and innovative products in the division.

We are in the final stages before launching a new EagleRay low profile antenna, which will be the first Tri-Band on-the-move antenna in the market. This antenna is uniquely designed to leverage Ku, Commercial Ka and Military Ka bands to provide reliable, continuous, and rapidly implemented broadband communications, while reducing total cost of ownership.

In addition, we recently closed a contract with a top tier global defense firm to enable our StealthRay 300 small footprint satellite-on-the-move antenna for use in X band, Ka band, and Ku band.  These antennas will be released in 2014 and will be used by smaller vehicles that have very limited space.

We continue to develop and improve our BUCs and amplifiers. In the coming months, we will also be launching a new Wideband Ka GaN amplifier and a next generation Ku deck amplifier.

And finally, after bringing to market our Ka band Satrooper Manpack in 2013, we will be introducing a Ku Satrooper in 2014.

We are also seeing increased interest in our terminal solution for UAVs. We are continuing to work with several system integrators in the U.S. for various UAV programs. In addition, we recently closed a framework agreement for customizing and integrating our UAV terminals with a leading international defense integrator.

Moving forward, we see a demand to develop and deploy smaller UAVs. Smaller UAVs generally cost less, are more flexible for takeoff and landing and can be transported more easily for rapid deployment. Gilat’s UAV satcom terminal is one of the industry’s smallest and most compact terminals available on the market today and increases the operational range of these small UAVs by eliminating the need for line-of-sight communications.

In the commercial aviation arena, we have also seen solid traction during the quarter as we continue to work closely with Aerosat and TECOM. In addition, we are moving forward with the Honeywell and Global Express project and we anticipate seeing revenues from this project toward the end of 2014. We expect to see our business grow in this area in the coming years.

We also see growth in the demand for two-way communications for trains. During the quarter, we sold additional EagleRay 7000 antennas to an existing customer in Africa for a project to provide on-the-move communication for trains.

I would like to conclude with our Services Division. As I mentioned previously, the Spacenet sale was closed in December. With the closing of the sale Spacenet will continue to be a customer of Gilat and we will continue to work with Spacenet to help grow their satellite based services.

Gilat Peru and Gilat Colombia had a very successful finish to 2013.

As we announced in December, Gilat was awarded a $99-Million Project from Colombia’s MINTIC (The Ministry of Information, Technology and Communications.)

The project is for the expansion of the Internet kiosk (Kioscos Digitales) deployment and connectivity to schools and communities in rural areas. The project requires a period of deployment, after which, we will provide three years of connectivity and educational training services for more than 1,900 digital kiosks in two regions.
Also announced in December, was the $30 Million Project Gilat was awarded by Peru’s Fitel. The project includes deployment and operation of microwave infrastructure and wireless service to 70 communities along the most remote section of the Amazon River in Peru. The majority of the award is for the implementation of the network, which is expected to be executed within the first year or so. The remainder is for the operation and maintenance of the network for a period of ten years.

We believe that 2014 holds a lot of potential for this Division. We expect to see revenue from the two deals, which I have just discussed, primarily in Q4, but maybe as early as Q3. It is worth noting that since the previous Compartel project ended in December 2013 and the new MINTIC project will only start generating revenues in the second half of 2014, Gilat Colombia will see a significant drop in revenues in the first half of 2014.

That said, as we have significantly improved our positioning in Colombia and Peru with the various deals that we have won, we believe we have a strong base from which to compete for other opportunities that may arise in these regions.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, one time other income, expenses related to our M&A activities, impairment of goodwill and intangible assets and amortization of intangible assets resulting from the purchase price allocation and restructuring costs.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

In addition, as Erez mentioned previously, with the sale of Spacenet closed, their operational results are classified as discontinued operations and the results presented today are excluding Spacenet numbers.

Looking at the quarterly and annual financials:

Revenues for the fourth quarter of 2013 were $55.7 million, compared to $76.5 million for the same period in 2012.

Our revenues for the fiscal year of 2013 were $234.9 million compared to $271.6 million for the same period in 2012. The decrease in revenue is mainly due to sequestration and budget cuts in the Department of Defense, the delay in the implementation of key projects in our Commercial Division and ending of the Compartel project in Colombia, in our Services Division.

Our gross margin for the fourth quarter, on a non-GAAP basis, was 38.5% similar to the comparable period last year.

Our gross margin for 2013, on a non-GAAP basis, was approximately 36% as compared to 38% for 2012. The lower gross margin was mainly due to the reduction in revenues, which was offset by cost reduction in COGS.

On a non-GAAP basis gross R&D expenses for the fourth quarter of 2013 were $7.5 million compared to $7.9 million in the fourth quarter of 2012.

R&D expenses for 2013 on a non-GAAP basis were $29 million compared to $31.9 million in 2012. The decrease in annual R&D expenses reflects our integration efforts and growing synergies within the divisions. We are continuing to invest substantial funds in R&D in support of our strategy in Ka and on-the-move applications.

The R&D grants we received during 2013 were less than in 2012. Notwithstanding, we have already received approval for more grants in 2014 than we received in all of 2013.

Moving to selling, marketing, general and administrative, on a non-GAAP basis expenses for the quarter were lower at $14.2 million compared to $16.5 million for the fourth quarter of 2012.

Selling, marketing, general and administrative expenses for 2013 on a non-GAAP basis were $52.8 million compared to $56.4 million in 2012. The reduction is mainly from variable expenses caused by the reduction in revenues and the cost reduction.

On a non-GAAP basis, operating loss was $0.1 million in the fourth quarter of 2013 compared to an operating income of $5.6 million in the comparable quarter of 2012.

Operating income for 2013 on a non-GAAP basis was $4.4 million compared to operating income of $19.1 million in 2012.

On a non-GAAP basis, net loss for the quarter was $1.0 million or $.02 per diluted share compared to net income of $6.6 million or $.15 per diluted share in the same quarter of 2012.

Net loss for 2013 on a non-GAAP basis was $1.1 million compared to net income of $17.6 million in 2012.

Our expenses have been negatively affected this year by the Shekel / Dollar exchange rate. While the majority of our revenues are generated in U.S. Dollars, a portion of our expenses are in Shekels, which has significantly appreciated in value over the last year against the U.S Dollar. This has caused an increase in our expenses in Dollar terms.

Even though 2013 was a challenging year for Gilat, we start 2014 with a healthy balance sheet. While our total debt as of December 31, 2013 was $35.9 million, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $86.8 million up from $67.4 million at the end of 2012.

As of the end of 2013, we had $50.9 million net cash as compared to $18.7 million in 2012.

Our shareholders' equity at the end of the quarter totaled $226 million.

With regards to backlog, we enter 2014 with a more than doubled backlog of $228 million, up from $98.9 million going into 2013. We have seen an increase in backlog in all of our divisions and mainly from the two projects in Colombia and Peru in our Services Division.

Our trade receivables at the end of the quarter were $56.5 million representing a DSO of 91 days.

This concludes our financial review for the quarter, and I would now like to turn the call back to Erez. Erez?

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you, Yaniv. Before we turn to your questions, I would like to make a few closing remarks.

Moving into 2014, we see strong growth potential in the markets in which we operate.

We will continue to focus on the market for providing Internet to consumers in underserved areas, and the growing opportunities with the upcoming HTS satellite launches. In addition, we will focus on the growing market opportunity for providing cellular coverage to rural areas that don’t currently have service.

We will continue to pursue on-the-move opportunities in the defense industry and we will continue to provide solutions for the growing demand for Internet in commercial aviation.

In support of these opportunities, we will continue to develop leading edge products and solutions.

For the HTS market, we will release new products and features for SkyEdge II-c, including Capricorn, the next generation VSAT. To support penetration into the small cell market, we have released the new CellEdge solution for small cell over satellite.

We will launch new on-the-move antennas to support defense opportunities. These include the new EagleRay 5000 and StealthRay 300. And we will continue to develop and launch new BUCs and Amplifiers for the defense and commercial aviation markets.

We have made changes across our organizational structure that have unified cross company processes while reducing costs. We believe that this, coupled with a healthy balance sheet, a strong cash position and a backlog which has more than doubled from 2013, provides us with a solid base for the years to come.

To date, we have practically finished the implementation at NBN Co and have not yet received confirmation as to whether the project will be expanded beyond 48,000 sites. We have also finished the Compartel project in Colombia and have yet to start the new MINTIC project. As such, we expect to see lower revenues for the first half of 2014.

During the second half, however, we expect to see normal growth in our Commercial Division, and significantly higher growth from Peru and Colombia in our Services Division.

Taking all of this into account, our management objectives for 2014 are to achieve revenues in the range of $240 million to $245 million and EBITDA margin levels of approximately 9%.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:
Yes, good morning and congratulations on an excellent report. My question is regarding the restructuring and where we are now. How many, approximately, employees does Gilat have at this time worldwide and what percentage of them are in Israel?

Erez Antebi:	Worldwide we have less than a thousand employees, nine hundred and some. And the percentage in Israel is less than half.

Gunther Karger:	Thank you.

Operator:	The next question is from Chris Quilty of Raymond James. Please go ahead.

Chris Quilty:
Thanks gentlemen, I was hoping maybe you could give us a little visibility into either the backlog or perhaps the last quarter’s worth of orders of, if you could just aggregate that into where you see the demand coming, either by end-market or application. Has there been some kind of distinct shift in the business or has it been relatively steady in terms of where you are seeing order growth?

Erez Antebi:	I am sorry. I’m not sure I fully understand the question Chris.

Chris Quilty:
So if you looked across your order book, let’s say, for the most recent quarter, and the backlog up pretty substantially on a year-over-year basis, was most of that due to military orders coming in? Was it specifically being driven by cellular backhaul applications? International-

Erez Antebi:
Okay, now I understand. Sorry, now I understand the question I think. In the fourth quarter, although it’s true that throughout the year all the divisions increased the backlog like Yaniv said, I think the primary contributor, definitely in the fourth quarter, were the two deals in the services division which were MINTIC in Columbia and the Amazonica project in Peru, totaling together close to 130 million dollars. Since we are going to start recognizing revenues on those in the second half some time, so that’s the primary reason for the growth in the backlog.

Chris Quilty:	Okay. Just for accounting purposes, was the entire order taken into backlog, or a pro-rata based upon how many years you put in the backlog?

Yaniv Reinhold:	We put an order in the backlog when we know it is firm and on this case we took the whole amount of the order to the backlog.

Chris Quilty:
Perfect. A question on the tri-band, I think it was the EagleRay 5000. Was that developed specific to some kind of an RFI or an RFP? Or was that internally developed based upon what you view the customer’s needs to be?

Erez Antebi:	It was developed on what we view the customer’s needs to be with some very specific customers and programs in mind as well.

Chris Quilty:	And have you identified, are there specific budgets available for that product that you think you can tap into?

Erez Antebi:	At this point I don’t think we’re at liberty to discuss that, sorry.

Chris Quilty:
Okay. Final question. I know you’ve had at least one win on some of the WaveStream amplifiers for the aviation market and that market seems to be taking off in the last year or two here. Have you seen any follow-up order activity and perhaps, what’s your outlook for that particular market?

Erez Antebi:
Yeah, we’ve had actually quite a few wins and we have continuing follow-on orders for those.  We’re providing the amplifiers for T-Com who is then providing the terminals to Row44, and we’re providing them to Aerosat who is then providing their terminals to Gogo, both of these on Ku. And we’ve had a very significant win with Honeywell for the Global Express project which as you know, has not yet launched and we expect it to be launched in about a year.

Chris Quilty:	And is that then one of the stronger growth areas for the WaveStream business? Or are there other pockets of strength?

Erez Antebi:
I think there are definitely other pockets of strength, but that should be a nice growth area. We definitely expect commercial aviation, sorry, internet for commercial aviation to be a growth area as we’ve mentioned and we expect WaveStream to grow with that.

Chris Quilty:
Gotcha. And actually one more question. Russia and Ka band, at least in the trade press there seems to be on-again, off-again regarding the deployment of some high-throughput satellites over the Russian market. I know you had announced some early wins or selection on some of those programs, can you give us a status update?

Erez Antebi:	The project that we had talked about, I think it was a few years ago, was a government project which is currently on hold, and we are pursuing many other projects on HTS including in Russia.

Chris Quilty:	Great. Thank you very much.

Operator:
If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel please call 03-9255904. Internationally please call 972-3-9255904. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:
Thank you operator. I would like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand. We appreciate your continued support. Thank you and good afternoon.

Operator:	Thank you. This concludes Gilat’s 4th quarter and year end 2013 results conference call. Thank you for your participation, you may go ahead and disconnect.